3/6/03 UF 3-5-03

03002135

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 4618

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Van Eck Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Smith — (212) 293-2050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As
Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED MAR 0 3 2003 WASH, D.C. 135 PROCESSING SECTION

PROCESSED MAR 2 0 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce J. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Eck Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ALISON Y. EMANUEL
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01EM5077310
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES MAY 5, 2003

Signature

SR VP CFO

Title

Alison Y. Emanuel

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of
Van Eck Associates Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Van Eck Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation, a wholly owned subsidiary of Van Eck Associates Corporation, as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Van Eck Securities Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 7, 2003

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Statement of Financial Condition
December 31, 2002

ASSETS		
Cash	$	40,634
Investments in marketable securities		729,696
Investment in not readily marketable security, at fair value		3,300
Commissions receivable		77,810
Prepaid expenses		45,451
Due from parent company		166,069
Deferred sales commissions		73,250
Deferred taxes		4,000
Furniture and equipment, less accumulated depreciation of $703,461		28,740
	$	1,168,950
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	611,249
Deferred taxes		54,000
Total liabilities		665,249
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		16,871,622
Accumulated deficit		(16,377,921)
Total stockholder's equity		503,701
	$	1,168,950

See notes to statement of financial condition

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Notes to Statement of Financial Condition
December 31, 2002

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Nature of business:

Van Eck Securities Corporation (the "Company") is the wholly owned subsidiary of Van Eck Associates Corporation and a registered broker-dealer. Its business is limited to acting as general distributor of the Van Eck Family of Funds, registered open-end investment companies.

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(1) of the Rule. The Company does not hold funds or securities for, or owe money or securities, to customers.

[2] Summary of significant accounting policies:

(a) Valuation of investments:

Marketable securities, which consist principally of mutual fund investments in the Van Eck Family of Funds, are valued at quoted market prices. An investment of $3,300 in a private offering is valued at cost, determined by management to represent fair value.

(b) Furniture and equipment:

Furniture and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (5-10) years.

(c) Income taxes:

The Company files its federal, New York State and New York City income tax returns on a consolidated basis with its parent and other related companies. The members of the consolidated group have elected to allocate income taxes among the members of the group under a method by which the parent makes payments to the Company or the Company makes payments to the parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. Income tax benefits for the current year are included in due from parent company on the accompanying statement of financial condition.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A deferred tax asset of $4,000 is attributable to accrued expenses which will be tax deductible when paid in future years. The deferred tax liability of $54,000 is due primarily to the difference between commission expense deferred for book purposes and deducted for income tax purposes and net unrealized gains on investments.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(d) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE B - AFFILIATED PARTIES

The Company derives substantially all of its revenue acting as the general distributor of the Van Eck Family of Funds.

Payroll and certain other operating expenses are allocated between the Company and its parent.

NOTE C - DEFERRED SALES COMMISSIONS

Sales commissions paid to financial intermediaries in connection with the sale of shares of two Van Eck mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding six years, which approximate the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from stockholders of the Funds and contingent deferred sales charges received from stockholders of the Funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $158,310 and $40,750, respectively. The Company's net capital ratio was 3.9 to 1.

The Company is dependent upon its parent company to continue providing necessary capital to maintain compliance with the Net Capital Rule. The Company's parent has indicated that it intends to continue such support.

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Notes to Statement of Financial Condition
December 31, 2002

NOTE E - OFF-BALANCE-SHEET RISK AND CREDIT RISK

As discussed in Note A, the Company acts as general distributor of the Van Eck Family of Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to or by the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.